# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GOLD ROYALTY CORP., CIK 0001834026
CUSIP: 38071H106
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia Canada (A1), V6E 4A2
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000756894

## Reporting persons
- ABX Financeco. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: ABX Financeco Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp.. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Barrick Mining Corporation: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Barrick Mining Corporation, indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Barrick Gold Exploration Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Barrick Gold Exploration Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Barrick Gold Finance LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Barrick Gold Finance LLC, indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Barrick Gold U.S. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Barrick Gold U.S. Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Barrick Goldstrike Mines LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Barrick Goldstrike Mines LLC, indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Barrick Holding Co.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Barrick Holding Co., indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Barrick Nevada Holding LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Barrick Nevada Holding LLC, indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Barrick Turquoise Ridge Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Barrick Turquoise Ridge Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Homestake Mining Company of California: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Homestake Mining Company of California, indirectly, holds an ownership interest in Nevada Gold Mines LLC. During the three months ended December 31, 2025, Nevada Gold Mines LLC disposed of all shares of common stock of Gold Royalty Corp. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
- Nevada Gold Mines LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of December 31, 2025, Nevada Gold Mines LLC no longer held any shares in the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: GOLD ROYALTY CORP.
Address of issuer's principal executive offices: 1188 West Georgia Street, Suite 1830 Vancouver, British Columbia V6E 4A2

## Item 2. Person Filing
Name of person filing:
ABX Financeco Inc.
Barrick Mining Corporation
Barrick Gold Exploration Inc.
Barrick Gold Finance LLC
Barrick Gold U.S. Inc.
Barrick Goldstrike Mines LLC
Barrick Holding Co.
Barrick Nevada Holding LLC
Barrick Turquoise Ridge Inc.
Homestake Mining Company of California
Nevada Gold Mines LLC
Address of principal business office or, if none, residence:
The principal business office of ABX Financeco Inc is:

310 South Main Street, #1150
Salt Lake City, Utah 84101

The principal business offices of Barrick Mining Corporation is:

Brookfield Place, TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario Canada M5J 2S1

and

310 South Main Street, #1150
Salt Lake City, Utah 84101

The principal business office of Barrick Gold Exploration Inc. is:

310 South Main Street, #1150
Salt Lake City, Utah 84101

The principal business office of Barrick Gold Finance Inc. is:

310 South Main Street, #1150
Salt Lake City, Utah 84101

The principal business office of Barrick Gold U.S. Inc. is:

310 South Main Street, #1150
Salt Lake City, Utah 84101

The principal business office of Barrick Goldstrike Mines Inc. is:

310 South Main Street, #1150
Salt Lake City, Utah 84101

The principal business office of Barrick Holding Co. is:

310 South Main Street, #1150
Salt Lake City, Utah 84101

The principal business office of Barrick Nevada Holding LLC is:

905 West Main Street
Elko, Nevada 89801

The principal business office of Barrick Turquoise Ridge Inc. is:

310 South Main Street, #1150
Salt Lake City, Utah 84101

The principal business office of Homestake Mining Company of California is:

310 South Main Street, #1150
Salt Lake City, Utah 84101

The principal business office of Nevada Gold Mines LLC is:

1655 Mountain City Highway
Elko, Nevada 89801
Citizenship:
ABX Financeco Inc. is a corporation organized under the laws of Delaware.
Barrick Mining Corporation is a corporation organized under the laws of British Columbia.
Barrick Gold Exploration Inc. is a corporation organized under the laws of Delaware.
Barrick Gold Finance LLC is a limited liability company organized under the laws of Delaware.
Barrick Gold U.S. Inc. is a corporation organized under the laws of California.
Barrick Goldstrike Mines LLC is a limited liability company organized under the laws of Colorado.
Barrick Holding Co. is a corporation organized under the laws of California.
Barrick Nevada Holding LLC is a limited liability company organized under the laws of Delaware.
Barrick Turquoise Ridge Inc. is a corporation organized under the laws of Delaware.
Homestake Mining Company of California is a corporation organized under the laws of California.
Nevada Gold Mines LLC is a limited liability company organized under the laws of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. 99.1 Joint Filing Agreement, dated as of February 2, 2026, by and among ABX Financeco Inc., Barrick Mining Corporation, Barrick Gold Exploration Inc., Barrick Gold Finance LLC, Barrick Gold U.S. Inc., Barrick Goldstrike Mines LLC, Barrick Holding Co., Barrick Nevada Holding LLC, Barrick Turquoise Ridge Inc., Homestake Mining Company of California and Nevada Gold Mines LLC

## Signatures
- ABX Financeco. Inc.: /s/ Michael McCarthy, Michael McCarthy/Director (02/02/2026)
- Barrick Mining Corporation: /s/ Joseph Heckendorn, Joseph Heckendorn/Senior Vice-President, Corporate Secretary and Associate General Counsel (02/02/2026)
- Barrick Mining Corporation: /s/ Leo van Wyk, Leo van Wyk/Treasurer (02/02/2026)
- Barrick Gold Exploration Inc.: /s/ Michael McCarthy, Michael McCarthy/Director (02/02/2026)
- Barrick Gold Finance LLC: /s/ Michael McCarthy, Michael McCarthy/Manager (02/02/2026)
- Barrick Gold U.S. Inc.: /s/ Michael McCarthy, Michael McCarthy/Director (02/02/2026)
- Barrick Goldstrike Mines LLC: /s/ Michael McCarthy, Michael McCarthy/Manager (02/02/2026)
- Barrick Holding Co.: /s/ Michael McCarthy, Michael McCarthy/Director (02/02/2026)
- Barrick Nevada Holding LLC: /s/ Michael McCarthy, Michael McCarthy/Vice President (02/02/2026)
- Barrick Turquoise Ridge Inc.: /s/ Michael McCarthy, Michael McCarthy/Director (02/02/2026)
- Homestake Mining Company of California: /s/ Michael McCarthy, Michael McCarthy/Director (02/02/2026)
- Nevada Gold Mines LLC: /s/ Hilary Wilson, Hilary Wilson/Secretary (02/02/2026)